February 15, 2017

Mr. Amanda Ravitz, Assistant Director
Securities Exchange Commission
Division of Corporation Finance
Office of Electronics and Machinery
1100 F Street N.E.
Washington, D.C. 20549

Re:	Ionix Technology, Inc.
Form 10-K for the fiscal year ended June 30, 2016
Filed October 11, 2016
File No. 000-54485

Dear Ms. Ravitz,

Ionix Technology, Inc., a Nevada corporation (the “Company”), has received and reviewed your letter dated January 12, 2017, pertaining to the Company’s above-referenced filings as filed with the Securities & Exchange Commission (the “Commission”) on October 11, 2016, File No. 000-54485. Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated, 2016.

Form 10-K for the Fiscal Year Ended June 30, 2016

Competition, page 9

1.
We note your disclosure regarding your product specifications starting on page 7 and your disclosure on page 10 that you have no intellectual property rights.  Please revise future filings to clarify how the battery you market is different from batteries sold by your competitors.  Include as appropriate whether the battery you market is a commodity product based on standardized specifications or if it has been designed to your specifications.  Please also clarify why you refer to your competitors as "potential" competitors and disclose your competitive position in the industry and methods of competition.  Refer to Item 101 (h)(4)(iv) of Regulation S-K.

RESPONSE: We do not consider all of our products to be standardized commodity products. While we do produce 18650 battery cells which are a standard size commodity cell, we have pursued strategies related to research and design, capacity, and performance which will allow us to produce specialized products for our customers. We utilize comprehensive optimization for lithium ion battery main components such as cathode, anode, electrolyte, separators, cells, and battery packs, which have resulted in excellent performance by our batteries. The Company has pursued an industrial chain mode framework for the development of products and has tailored products to customers’ specific requirements and for use various applications as requested by customers.

We refer to our competitors as “potential competitors” due to the fact that the battery industry and particularly green energy related industry, is ever changing. Our competitors today may not be the same as those tomorrow. Existing business competitors, whose products directly compete with ours now, may in the future divert from such products which directly compete with our products. Additionally, given the global interest in producing green energy products, new competitors may arise in the future, and thus we refer to such competitors as “potential competitors.” However, for the sake of clarity we have revised our filing with regards to our competitors and we have disclosed our competitive position in the industry and methods of competition.

Properties, page 11

2.
Please revise future filings to disclose the material terms of your arrangement to use your principal office space "for free."  If this is the office of your registered agent for service of process,  and you do not occupy  space  at this address,  please  revise  your  disclosure  to make  that clear  or revise  your  disclosure   as appropriate.

RESPONSE: Pursuant to your request, we have revised our current disclosure to indicate the arrangement regarding our use of office space and mailing address and will include this disclosure in future filings.

Security Ownership of Certain Beneficial Owners, page 27

3.
It appears  from  Section  16 of your Bylaws  that each share  of your  preferred  stock  entitles the holder  thereof  to  100 votes  on all matters  submitted  to shareholders.  Please revise your disclosure in this section as appropriate to reflect these voting securities.

RESPONSE: Pursuant to your request, we have revised our disclosure accordingly to reflect both the Common Stock and Preferred Stock beneficial ownership.

Signatures, page 32

4.
 Please file a report that has been signed by at least the majority of your board of directors. Please  also  indicate,  parenthetically or otherwise, who has signed  your report on the  company's   behalf  as the principal  executive  officer  or officers,  the principal financial   officer  or officers, and as your controller or principal  accounting   officer. Refer to General Instruction D(2)(a)  of Form  10-K.

RESPONSE: The majority of the Board of Directors of the Company did in fact sign the Annual Report on Form 10-K for the year ended June 30, 2016. Doris Zhou is the sole director of the Company. The Company’s Principal Executive Officer, Doris Zhou, and Principal Financial Officer, Yue Kou, also signed the report in their respective capacities. The officers and directors of our wholly owned and indirectly owned subsidiaries are not required to sign the report, thus, we believe the report as filed is in compliance with General Instruction D(2)(a) of Form 10-K, however, we have revised the titles to clarify the signature lines.

Form 10-Q for the Period Ended September 30, 2016

5.
We note that you advanced $913,380 to Mr. Nan Zhengfu during the period ended September   30, 2016.   Please tell us how you considered the applicability of Section 13(k) of the Securities Exchange Act of 1934 to this arrangement.

RESPONSE: Section 13(k) regarding the prohibition on personal loans to executives provides that “it is unlawful for any issuer (as defined in section 2 of the Sarbanes-Oxley Act of 2002 (“SOX” or the “Act”)), directly or indirectly, including through any subsidiary:

1) to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit
2) in the form of a personal loan
3) to or for any director or executive officer (or equivalent thereof) of that issuer.

 In determining the applicability of Section 402 of SOX, as codified in Section 13(k) of the Securities Exchange Act of 1934, our management determined that there was no violation of either section. As a threshold matter, the prohibitions of Section 402 apply only to the extension, arrangement or renewal of credit “in the form of a personal loan” (Emphasis Added).  The term “loan” is not defined in Section 402. As a result we believe the term “loan” is treated as having the common and ordinary meaning which traditionally has been defined as “the transfer of a sum of money together with an agreement to repay the sum of money with or without interest.”  The term “loan” is commonly understood to be narrower than an “extension of credit” and thus there are instances where an extension of credit is not sufficient to trigger Section 402 prohibition. In addition to the requirement that the extension, arrangement or renewal of credit be in the form of a loan, it must also be in the form of a personal loan. Again there is no definition in the Act for the term “personal” loan or any criteria for distinguishing a personal loan from any other type of loan. As a result, the term personal should also be given its common or ordinary meaning. A “personal” loan has traditionally been defined, generally, as a loan that is not offered or extended primarily for business purposes. In other words, a loan that is made for personal, as opposed to business, purposes.

The key distinction relied upon in support of the Company’s position that there has been no violation of Section 13(k) and Section 402 of SOX falls upon the distinction of whether, from the perspective of the issuer, the purpose of the “loan” was primarily to advance the business of the issuer (other than merely through benefitting employees and directors of the issuer) or for the recipients personal benefit.  Where an extension of credit is made in the ordinary course of business primarily for business purposes, but involves limited ancillary personal credit, it should not be considered in the “form of a personal loan.”

The “advance” to Mr. Zhengfu Nan during the period ending September 30, 2016, as made by Xinyu Ionix, the Company’s indirect wholly-owned subsidiary, was not a personal loan for Mr. Nan’s personal benefit. The advance was allocated to and used by Mr. Nan to pay suppliers of Xinyu Ionix and for the settlement of accounts payable on behalf of Xinyu Ionix in the ordinary course of business. The advance was not in the form of a loan requiring repayment by Mr. Nan to Xinyu Ionix. As of the date of this correspondence, there is no balance on the advance as all amounts were paid to suppliers of Xinyu Ionix and applied to Xinyu Ionix’s accounts payable and expenses. No funds were used for the personal benefit of Mr. Nan. Thus, it is the Company’s belief that the advance of funds was in furtherance of the Company’s business, in the ordinary course of business, and was not “in the form of a personal loan” and thus there was no violation of Section 402 of SOX, as codified in Section 13(k).

In connection with the Company’s responding to the comments set forth in the January 12, 2017 letter, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Sincerely,

/s/Doris Zhou
Doris Zhou
Chief Executive Officer